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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (AMENDMENT NO. 1)


                            The J. M. Smucker Company
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                                (Name of Issuer)


                        Common Shares, without par value
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                         (Title and Class of Securities)


                                   832696 30 6
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                                 (CUSIP Number)

                               Steven J. Ellcessor
                  Vice President -- Finance and Administration,
                          Secretary and General Counsel
                            The J. M. Smucker Company
                                 Strawberry Lane
                              Orrville, Ohio 44667
                                 (330) 682-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 9, 2001
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.
                         (Continued on following pages)

                               (Page 1 of 6 Pages)


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CUSIP NO.   832696 30 6                           SCHEDULE 13D                                  PAGE 2 OF 6 PAGES
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        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   Richard K. Smucker
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        2          CHECK THE APPROPRIATE  BOX  IF A MEMBER  OF A GROUP*                           (a) [ ]
                                                                                                  (b) [ ]
                   Not Applicable
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        3          SEC USE ONLY

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        4          SOURCE OF FUNDS*

                   OO
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        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                   2(d) or 2(e)                                                                       [ ]

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        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   USA

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                                   7     SOLE VOTING  POWER

                                         1,217,798

                                ------------------------------------------------------------------------------------------------
                                   8     SHARED VOTING  POWER

          NUMBER OF                      994,588
            SHARES
         BENEFICIALLY           ------------------------------------------------------------------------------------------------
           OWNED BY                9     SOLE DISPOSITIVE POWER
        EACH REPORTING
         PERSON WITH                     1,003,998

                                ------------------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                         1,208,388

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       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   2,306,821

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       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES*  [X]
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       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                   9.5%
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       14          TYPE OF REPORTING PERSON*

                   IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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-------------------------                         -----------------------------
CUSIP NO.  832696 30 6         SCHEDULE 13D            PAGE 3 OF 6 PAGES
-------------------------                         -----------------------------
ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Shares, without par value ("Common Shares"), of The J. M. Smucker Company, an Ohio corporation (the "Issuer" or "Smucker"). The Issuer's principal executive offices are located at Strawberry Lane, Orrville, Ohio 44667.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) - (c) and (f) This Schedule 13D is being filed by Richard K. Smucker. Mr. Smucker's business address is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667. He is the President and Co-Chief Executive Officer of Smucker, the address of which is noted in the immediately preceding sentence. Mr. Smucker is a citizen of the United States of America.

     (d) - (e) Mr. Smucker has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

     See the response to Item 6 which is incorporated herein by this reference.

     (a)-(j) Not applicable.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Smucker is the beneficial owner of 2,306,821 Common Shares, which together constitute 9.5% of the outstanding Common Shares.

     (b) Mr. Smucker has the sole power to vote 1,217,798 Common Shares, which together constitute 5.0% of the outstanding Common Shares. Mr. Smucker shares the power to vote 994,588 Common Shares, which together constitute 4.1% of the outstanding Common Shares. Mr. Smucker has the sole power to dispose of 1,003,998 Common Shares, which together constitute 4.1% of the outstanding Common Shares. Mr. Smucker has the shared power to dispose of 1,208,388 Common Shares, which together constitute 5.0% of the outstanding Common Shares. Mr. Smucker shares voting and/or dispositive power with the following persons:

          1. Timothy P. Smucker. Mr. Timothy Smucker, who is Chairman of The J.
     M. Smucker Company, is a U.S. citizen. His business address is Strawberry Lane, Orrville, Ohio 44667.

          2. Susan S. Wagstaff. Mrs. Wagstaff, who is a homemaker, is a U.S. citizen. Her address is 9933 Holt Road, Carmel, California 93921.


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-------------------------                         -----------------------------
CUSIP NO.  832696 30 6         SCHEDULE 13D            PAGE 4 OF 6 PAGES
-------------------------                         -----------------------------

          3. The Willard E. Smucker Foundation. The Willard E. Smucker Foundation, which is a charitable foundation, is organized under the laws of the State of Ohio. The address of its principal business and office is c/o The J. M. Smucker Company, Strawberry Lane, Orrville, Ohio 44667.

     To the best of Mr. Smucker's knowledge, none of Timothy P. Smucker, Susan
S. Wagstaff or The Willard E. Smucker Foundation has, during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or its was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c)-(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Smucker entered into a shareholders agreement (the "Shareholders Agreement") with The Procter & Gamble Company ("P&G") and certain other Smucker shareholders (the "Smucker Shareholders") on October 9, 2001 in connection with the execution of an Agreement and Plan of Merger, dated as of October 9, 2001 (the "Merger Agreement"), by and among P&G, Smucker and The Procter & Gamble Ohio Brands Company ("Newco"), a newly formed Ohio corporation and wholly owned subsidiary of P&G, pursuant to which Newco will merge with and into Smucker, with Smucker as the surviving corporation.

     Under the terms of the Shareholders Agreement, the Smucker Shareholders have agreed to vote and have granted a proxy to P&G to vote their shares (i) in favor of the issuance of Common Shares pursuant to the merger and the adoption of the Merger Agreement; (ii) against the approval of any action, agreement, or proposal that would result in a breach of any representation, warranty, covenant, or obligation of Smucker in the Merger Agreement or that would delay or hinder the consummation of the merger or that would preclude fulfillment of a condition precedent under the Merger Agreement to Smucker's, P&G's, or Newco's obligation to consummate the merger; and (iii) against any action, agreement, or proposal made in opposition to or in competition with the issuance of Common Shares pursuant to the merger and the consummation of the merger, including, any competing transaction or superior proposal (as such terms are defined in the Merger Agreement).

     In addition, the Smucker Shareholders agreed, among other things, to refrain from directly or indirectly, (i) selling, pledging, encumbering, transferring, or disposing of, or granting an option with respect to their Common Shares or any interest in their Common Shares; or (ii) entering into an agreement or commitment providing for the sale, pledge, encumbrance, transfer or disposition of, or grant of an option with respect to, their Common Shares or any interest in their Common Shares.


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CUSIP NO.  832696 30 6         SCHEDULE 13D            PAGE 5 OF 6 PAGES
-------------------------                         -----------------------------

     The Shareholders Agreement (other than the terms of the Shareholders Agreement related to the restrictions on the ability of the Smucker Shareholders to transfer their Common Shares, which will terminate upon the second anniversary of the effective time of the merger) will terminate upon the earlier to occur of the effective time of the merger and the termination of the Merger Agreement in accordance with its terms.

     The description of the Shareholders Agreement set forth above is qualified in its entirety by reference to the full text of the Shareholder Agreement filed as EXHIBIT 1 hereto and incorporated herein by reference.

     In addition to the above, Smucker has entered into an agreement (the "Agreement") with Richard K. Smucker and other shareholders of Smucker relating to the disposition of Common Shares held by them. Under the Agreement, which has no expiration date, Smucker has a purchase option with respect to any proposed transfers of Mr. Smucker's Common Shares, except for gifts and bequests to or for the benefit of certain Smucker family members, and sales pursuant to any offer, merger, or similar transaction that is approved or recommended by Smucker's board of directors. The Agreement provides that Smucker may assign its purchase rights to Smucker's ESOP or any of its other employee benefit plans. This description of the Agreement is qualified in its entirety by reference to the full text of the Agreement filed as EXHIBIT 2 hereto and incorporated herein by reference.

     Other than as described above, there are no contracts, arrangements, understandings or relationships between Mr. Smucker and any other person, with respect to the Common Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1. Shareholders Agreement, dated as of October 9, 2001, by and among P&G and certain Smucker shareholders set forth on SCHEDULE A thereto (filed as Exhibit 99.1 to Smucker's
                  Form 8-K dated October 11, 2001 and incorporated herein by reference).

       Exhibit 2. Agreement, dated as of April 18, 1985, by and among Smucker and certain of its shareholders (filed as Exhibit 1 to Schedule 13D dated August 28, 2000 filed by Richard K. Smucker and incorporated herein by reference).

 [REMAINDER OF PAGE IS LEFT INTENTIONALLY BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

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CUSIP NO.  832696 30 6         SCHEDULE 13D            PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2001                      /s/ Richard K. Smucker
                                             ----------------------
                                             Richard K. Smucker